SQUIRE, SANDERS & DEMPSEY L.L.P. 14th Floor 8000 Towers Crescent Drive Tysons Corner, VA 22182-2700
Office:	+1.703.720.7800
Fax:	+1.703.720.7801

Direct Dial: +1.703.720.7890
jmaiwurm@ssd.com

December 6, 2006

John Reynolds, Assistant Director

Jay Williamson, Attorney-Advisor

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Federal Services Acquisition Corporation (“FSAC”)
Amendment No. 3 to Proxy Statement on Schedule 14A
File No. 000-51552

Dear Mr. Reynolds and Mr. Williamson:

On behalf of Federal Services Acquisition Corporation (“FSAC”), on December 5, 2006 we filed Amendment No. 4 to the above-referenced Proxy Statement.  Upon reflection, and in light of the time deadlines we are facing and the potential for confusion, we felt it would be useful to the Staff for us to supplement and clarify the response to comment 5 of your letter dated December 1, 2006 setting forth comments on the above-referenced Amendment No. 3 to Proxy Statement on Schedule 14A.  This clarification is set forth below.

This supplemental response letter has been filed via EDGAR, tagged as “CORRESP.”  We look forward to working with you in connection with your ongoing review of the Proxy Statement and its prompt clearance.

Note B - Discontinued Operations

Pyramid, F-13

5.                                       We reviewed your revised disclosure in response to our prior comment 21. Your response did not address how you reached your conclusions based on SFAS 144 and EITF 03-13, thus the comment will be reissued. Justify how your accounting treatment (i.e. reported as discontinued operations and assets held for sale) is consistent with the accounting principles set forth in SFAS 144. In your response specifically address how you considered paragraphs 27, 28, 41 and 42 of SFAS 144 and EITF 03-13.

John Reynolds	SQUIRE, SANDERS & DEMPSEY L.L.P.
Jay Williamson
December 6, 2006
Page 2

Supplemental Response:   The following clarification supplements the response to this comment set forth in our letter dated December 5, 2006.

In the FSAC response letter dated December 5, 2006, the response to this comment noted that “the significant long-lived assets related to computer equipment and furniture, and these assets were also able to be utilized elsewhere”.  As clarification, ATS advises the Staff that there were no significant long-lived assets associated with the Pyramid business unit on the balance sheet at the date of disposal.  Tangible long-lived assets, such as the computer equipment and furniture previously referred to, were insignificant to the operations of Pyramid.  The business was primarily based upon the intellectual property (i.e., proprietary software) and consulting services surrounding the software application.  As previously disclosed, the costs of the software were appropriately expensed as incurred.

We apologize for any confusion that may have resulted from our original response.

We appreciate the Staff’s attention to the Proxy Statement and the opportunity to provide the foregoing responses to the Staff’s comments.  If you wish to discuss any of the foregoing responses to your comments, please call me at (703) 720-7890.

Very truly yours,

/s/ James J. Maiwurm

James J. Maiwurm

cc:	Joel R. Jacks, Federal Services Acquisition Corporation
Brian Bhandari, Securities and Exchange Commission

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